

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 26, 2024

Patrick Reilly
Chief Financial Officer
Angel Studios, Inc.
295 W Center St.
Provo, UT 84601

>   **Re: Angel Studios, Inc.**
>   **Registration Statement on Form 10-12G**
>   **Filed February 27, 2024**
>   **File No. 000-56642**

Dear Patrick Reilly:

We have reviewed your filing and have the following comment(s).

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Registration Statement on Form 10-12G

Business Plan, page 5

1.   Please revise your disclosure to discuss the Angel Funding Portal in greater detail including whether other companies use this portal in addition to you, the activities you and any other entities may engage in on the portal, and who operates this portal. Additionally, it appears that VAS Portal, LLC discussed elsewhere in your registration statement does business as Angel Funding. Please revise your disclosure to make this relationship clear. We note your disclosure discussing VAS Portal on page 40.

2.   We note that you state here that you "partnered with The Chosen, Inc....("The Chosen") to produce a new type of television series." Please expand your disclosure to discuss briefly but in greater detail the specifics of what constituted the activities of this partnership. In this regard, we note your risk factor disclosure discussing the Content License Agreement with The Chosen as well as inclusion of Exhibit 10.4. Further, as discussed in your risk factor on page 11 beginning "A significant amount of our revenue has been derived from our Content License Agreement..." you disclose that you have received several notices of termination indicating The Chosen is seeking to terminate the Content License

Agreement. Please revise your disclosure under this "Business Plan" header to more closely reflect your current business relationships and prospects.

3.   Please revise to provide the basis for your statement that certain of your productions debuted as "#3 in the U.S. box office" and "#1 at the U.S. box office." For example, please make clear what industry or trade rating agency, publication or other source determined these respective statistics.

4.   Please revise your disclosure here and elsewhere throughout the registration statement to discuss your "Pay-It-Forward" technology in greater detail, including briefly describing what technology is involved and the parties involved in executing this aspect of your business. In this regard, we note that Pay-It-Forward is described as facilitating people purchasing tickets for other people to view a movie in a movie theater.

Item 1. Business, page 5

5.   Please revise this section with an eye towards disclosing and discussing the business conducted and intended to be engaged in by the registrant and minimizing language that is marketing or promotional in nature. In this regard, please revise to explain plainly and briefly the meaning of the term "amplify the light."

6.   Please revise your disclosure to discuss in greater detail the Angel Guild, including more specifically what this organization or body consists of, as well as how it may be related to the Angel Funding Portal. Further, please explain in greater detail what an Angel Guild subscription or membership consists of and how they are acquired by individuals or entities.

7.   Please revise this section to discuss your business activities, including streaming video on demand (SVOD). In this regard, we note your risk factor beginning "The popularity of theatrical and streaming video on demand ("SVOD")..." on page 12. However, your Business section does not discuss these post-theatrical services such as SVOD, TVOD, AVOD or other content distribution channels or business activities reflected in your risk factor disclosure.

Theatrical Distribution, page 7

8.   In this section, you state that you "enter into distribution agreements with exhibitors (theater owners)..." Additionally, we note that you enter into distribution license agreements related to certain motion pictures with film producers. Please briefly discuss each material distribution and license agreement and file these agreements as exhibits as applicable in accordance with Item 601 of Regulation S-K.

Why are we making our own content, page 7

9.   Please revise this section and elsewhere throughout your registration statement as appropriate to briefly describe and discuss what constitutes the thresholds that must be passed for the Angel Guild to allow you to proceed to seek to enter into agreements with

>filmmakers. Additionally, please discuss briefly the material terms related to these
production agreements. In this regard, please discuss all terms related to costs, expenses,
revenue share, ownership, etc. Please include enough information so that investors can
clearly understand the company's role in these production agreements. To the extent any
are material, please file such production agreements as exhibits to this registration
statement in accordance with Item 601 of Regulation S-K.

General Risks of an Investment in Us
An investment in our Company is a speculative investment..., page 10

10. Please revise this risk factor to discuss those risks and uncertainties disclosed here as
potentially negatively impacting your stockholders as well as your investors.

11. Please revise to quantify the required quarterly payments and any other payment
obligations associated with the outstanding promissory note.

Item 1A. Risk Factors, page 10

12. We note that certain risk factors related to intellectual property, copyright infringement,
etc. have been drafted in the theoretical sense. Please revise the applicable risk factors to
more directly address the Disney Litigation and Settlement Agreement and the impacts
such litigation and settlement had on the company's business and operations.

Risks Related to Our Business
A significant amount of our revenue has been derived from our Content License Agreement with
The Chosen, page 11

13. Please revise to quantify the significant amount of revenue derived from the Chosen
license agreement for the periods contained in this registration statement.

We entered into a Settlement Agreement pursuant to which we issued a $62.4 million promissory
note..., page 11

14. Please revise this risk factor and elsewhere as appropriate to disclose the status of your
quarterly payments of $176,785.72 pursuant to the Settlement Agreement under the
Reorganization Plan. For example, state whether the payments are current, past due,
delinquent or some other status.

The popularity of theatrical and streaming video on demand ("SVOD")..., page 12

15. We note that in the last bullet point discussing how the popularity of your content is reflected, includes through the "number of the unique visitors to our websites and platforms." Additionally, elsewhere throughout your disclosure, you reference your websites in the context of customers reviews and intellectual property. However, on page 9, you disclose that your website is forthcoming. Please reconcile these statements and revise your disclosure to provide the applicable websites you refer to in your registration statement.

We rely upon a number of partners to make our service available on their devices., page 14

16. Please revise your disclosure to discuss in greater detail the "various tech companies and distributors" that you have agreements with to make your service available through television set-top boxes of such service providers. Further, revise your disclosure to discuss any materialagreements as appropriate and file any agreement in accordance with Item 601 of Regulation S-K.

Risks Relating to the Formation and Internal Operation of the Company
Our management will have significant control over our operations by virtue of the equity ownership..., page 18

17. Please revise this risk factor to provide both the shares of each class held by the respective members of management together with the percentage of voting control associated with the respective holdings in each class of common stock discussed.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Operating Expenses, page 23

18. In this section you state that "[i]n 2023, the Company entered into various print and advertising notes related to the film Sound of Freedom and $2,984,216 of related interest expense was recognized in the nine months ended September 30, 2023." However, in the "Liquidity and Capital Resources" section on page 24 you disclose that as of September 30, 2023 you "...had a notes payable for print and advertising notes in the amount of $105,263 that were fully paid by October 31, 2023." Please reconcile. Additionally, please disclose the party(ies) who held the notes, the interest rate(s) and other material terms.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Estimates
Stock-Based Compensation, page 28

19. Please disclose how you estimate the fair value of common stock underlying the stock-based compensation.

Investment in Tuttle Twins Show, LLC, page 40

20. Please revise your disclosure to briefly expand your discussion of the business purpose underlying your investment in Tuttle Twins Show, LLC.

Item 7. Certain Relationships and Related Transaction, and Director Independence.
Promotion and Marketing Services Agreement with Harmon Brothers, LLC, page 40

21. Please revise to discuss in greater detail how the fees payable to HB for their promotion and marketing services are earned and calculated.

Common Stock
Voting Rights, page 45

22. We note that you appear to have four classes of common stock outstanding (i.e., Class A, B, C and F) and that these classes of common stock have different voting rights. For example, of the two classes of common stock being registered here the Class B Common Stock is entitled to 55 votes per shares, whereas the Class C Common Stock is entitled to 1 vote per share. Please revise your disclosure at the beginning of your registration statement and elsewhere throughout your registration statement to discuss the beneficial ownership and voting power held by any controlling shareholder(s) after the registration, including by percentage of voting control.

Financial Statements, page F-1

23. Please update your financial statements in accordance with Rule 3-12(d) of Regulation S-X.

Notes to Consolidated Financial Statements for Fiscal Year Ended December 31, 2022
1. Description of Organization and Summary of Significant Accounting Policies, page F-7

24. Please disclose your accounting policy for digital assets, notes receivable, other long-term assets, accrued expenses, Angel Guild membership, cost of revenues, selling and marketing expenses, general and administrative expenses, and research and development expenses. Also include the nature of the items included in each of these line items. To the extent any accrued liability item exceeds five percent of total current liabilities, state the item separately in the statement of operations in accordance with Rule 5-02.20 of Regulation S-X.

25. We note that you utilize Angel Funding, owned by VAS Portal, to crowdfund the prints and advertising funds needed to market films. Please disclose the significant terms of the crowdfunding arrangement, including the role, rights, and obligations of the parties involved. Such parties may include you, Angel Funding, film makers, and investors. In addition, disclose how you account for the rights and obligations arising from these arrangements.

Revenue Recognition, page F-9

26.   Please report the revenues from external customers for each product and service or each group of similar products and services. Such grouping may consist of filtering subscription, digital and physical media, theatrical release, and content licensing. Refer to ASC 280-10-50-40.

Theatrical Release Revenue, page F-10

27.   Please disclose the typical duration of the theatrical distribution agreements, how you determine the transaction price, and the collection terms of the receivables from the theaters.

5. Accrued Settlement Costs, page F-13

28.   Please disclose, if true, that the accrued settlement costs relate to the Chapter 11 bankruptcy case that was filed on October 18, 2017. In addition, describe the consequences of a default or a breach or violation of the Settlement Agreement.

29.   We note per pages 11 and 19 that you entered into a Settlement Agreement under which the $62.4 million Promissory Note will remain outstanding for 14 years. Please tell us how you accounted for this unpaid balance and your accounting basis for the treatment.

10. Stock Options, page F-15

30.   We note that you may grant incentive stock options, nonqualified stock options, stock appreciation rights, and restricted stock under the 2014 Stock Incentive Plan. Please disclose the material terms and information required under ASC 718-10-50 for each type of grant. Furthermore, clarify whether the "stock option" information you provided relates to "incentive stock options" and/or "nonqualified stock options."

31.   We note per the consolidated statements of stockholders' equity that stock-based compensation expense for the year ended December 31, 2021 was $530,595; however, we note per the consolidated statements of cash flows that stock-based compensation was $4,592,235 for the year ended December 31, 2021. Please advise.

11. Common Stock
Conversion of Class A Common Stock into Class F Common Stock, page F-17

32.   Please describe how the transfer of Class A common stock to Class F common stock affects the ownership rights and voting power of the respective shareholders. In this regard, you state under "Identical Rights" that holders of common stock have identical rights and privileges except with regard to voting rights, and you state under "Voting Rights" that Class A Common Stock and Class F Common Stock are entitled to 5 votes.

Notes to Condensed Consolidated Financial Statements (Unaudited)
1. Description of Organization and Summary of Significant Accounting Policies
Revenue Recognition, page F-27

33. Please disclose the amount of pay-it-forward revenue that is deferred for each period presented for future movie ticket purchases. In addition, describe any other type of material revenue being deferred, and disclose when you expect to recognize the related revenue. Refer to ASC 606-10-50-10 and 50-13.

Content Licensing, page F-27

34. Please disclose the typical duration of your content licensing arrangements. In addition, disclose the amount of time from when you record the estimated royalty revenue to when it is trued up and the amount of adjustment is recorded. Refer to ASC 606-10-50-12A.

Pay-It-Forward Revenue, page F-27

35. Please disclose the amount of Pay-it-forward collections for theatrical releases that was recognized as Pay-it-forward revenue during the periods presented.

Advertising, page F-28

36. Please disclose the amount of pay-it-forward receipts that was offset against advertising costs during the periods presented.

8. Commitments and Contingencies, page F-30

37. We note that you accrued approximately $38.8 million in royalty expenses related to Sound of Freedom. Please disclose the significant terms of the material royalty agreements.

General

38. Please be advised that your registration statement will automatically become effective 60 calendar days after filing. Upon effectiveness, you will become subject to the reporting requirements of the Securities Exchange Act of 1934, even if we have not cleared comments. In the event it appears that you will not be able to respond to all of our comments by the 60th day, you may wish to consider withdrawing your registration statement and refiling it. Please confirm your understanding.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Keira Nakada at 202-551-3659 or Theresa Brillant at 202-551-3307 if you have questions regarding comments on the financial statements and related matters. Please contact Kate Beukenkamp at 202-551-3861 or Donald Field at 202-551-3680 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services